UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

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In the Matter of	)	Amendment #1 to Application for an Order
	)	Pursuant to Sections 6(c) and 17(b) of the
Vanguard Valley Forge Funds	)	Investment Company Act of 1940 (the “Act”)
and	)	Exempting Applicants From Section 17(a) of
The Vanguard Group, Inc.	)	the Act, and Pursuant to Section 17(d) of the
P.O. Box 2600)		Act and Rule 17d-1 Thereunder Permitting
Valley Forge, PA 19482)		Certain Transactions,
)
	)	File No. 812-13592
)
)
)
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As filed with the Securities and Exchange Commission on January 21, 2010

Direct all written and oral communications concerning this Application to:

Barry A. Mendelson
The Vanguard Group, Inc.
P.O. Box 2600, V26
Valley Forge, PA 19482
(610) 503-2398 phone
(610) 669-6600 fax
barry_mendelson@vanguard.com

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I. EXECUTIVE SUMMARY

     The purpose of this exemptive application (“Application”) is to obtain relief that will allow Vanguard’s three Managed Payout Funds (and possibly other Vanguard funds in the future) to obtain exposure to alternative investment strategies through investment in an affiliated Irish fund, known as the Alternative Strategies Fund.

     The Managed Payout Funds (hereinafter sometimes referred to as the “Funds”) offer a way for investors in retirement to receive regular monthly payments from investments in low-cost mutual funds without giving up their assets as they do in annuities. The Funds currently invest in a diversified portfolio consisting mostly of other Vanguard stock and bond funds. To provide further diversification and to reduce portfolio volatility and risk, the Managed Payout Funds want to include exposure to selected alternative investment strategies with low correlation to stocks and bonds. Historically, combining alternative strategies with stock and bond investments has provided smoother overall long-term results than stocks and bonds alone. Endowments and foundations use such combinations to maintain regular payout amounts and preserve capital over the long term.

     The Managed Payout Funds could invest directly in alternative strategies, using legally permissible leverage to achieve the necessary portfolio effect. However, investing indirectly in those same strategies through a pooled investment vehicle is demonstrably better for Managed Payout Fund shareholders because it shields those shareholders from potential leveraged losses and creates efficiencies and cost reductions by pooling the alternative strategies in a single vehicle rather than requiring each Managed Payout Fund to implement each strategy separately. In addition, investing in an offshore pooled vehicle allows the Funds to obtain exposure to alternative asset classes without jeopardizing their tax status as “regulated investment companies” under the Internal Revenue Code.

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     Ironically, the Funds do not need exemptive relief from the Investment Company Act (the “Act”) to invest directly – but with greater risk to Managed Payout Fund shareholders – in alternative strategies, but the Act’s prohibition on affiliated transactions creates regulatory obstacles to the protections afforded by interposing an affiliated fund such as the Alternative Strategies Fund. In essence, then, this application seeks the Commission’s permission for the Managed Payout Funds to do indirectly and with less risk and lower expense for shareholders what the Funds could do directly but only at greater risk and higher cost.

II. INTRODUCTION

     As described more fully in Section IV of this Application, Vanguard Valley Forge Funds, a Delaware statutory trust (the “Trust”), and The Vanguard Group, Inc., a Pennsylvania corporation (“VGI” and together with the Trust, the “Applicants”), hereby request an order (the “Order”) to enable each Managed Payout Fund to invest up to 20% of its total assets in the Alternative Strategies Fund, an affiliated Irish fund established, operated, and managed by VGI.1 More specifically, Applicants request an Order: (1) pursuant to Sections 6(c) and 17(b) of the Act, exempting Alternative Strategies Fund from Section 17(a) to the extent necessary to permit it to sell its shares to each of the affiliated Managed Payout Funds, and to redeem its shares held by an affiliated Managed Payout Fund; and (2) pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit VGI, the Managed Payout Funds, and the Alternative Strategies Fund to participate in what may be a joint arrangement.

1 Although the Managed Payout Funds have no present intention to invest in other affiliated offshore and/or private funds, they reserve the right to do so. Any such fund will be managed by VGI or an entity that now or in the future controls, is controlled by, or is under common control with VGI or a successor thereof (such entity, a “VGI Advisory Affiliate”; hereafter, the term “VGI,” where appropriate, will be deemed to include a VGI Advisory Affiliate).

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     Applicants request that any Order granted pursuant to this Application apply to the Trust and the three Managed Payout Funds that are series of the Trust; any existing or future Vanguard Funds (as defined below) that seek to invest in the Alternative Strategies Fund or other affiliated unregistered funds;2 the Alternative Strategies Fund and any such other affiliated unregistered funds; and VGI.

III. THE PARTIES

A. The Trust and the Managed Payout Funds

     The Trust is organized as a Delaware statutory trust and is registered with the Securities and Exchange Commission (the “Commission”) as an open-end management investment company. The Managed Payout Funds are separate investment portfolios of the Trust. Currently, there are three Managed Payout Funds, each of which commenced investment operations on May 2, 2008: Vanguard Managed Payout Growth Focus Fund, Vanguard Managed Payout Growth and Distribution Fund, and Vanguard Managed Payout Distribution Focus Fund.

     Each Managed Payout Fund has its own managed distribution policy that features a different trade-off between the fund’s payout and level of capital growth. To implement its managed distribution policy, each fund employs an endowment-like investment strategy designed to generate regular monthly payments to investors while preserving and/or growing capital over the long term. The Funds’ managed distribution policies are designed to provide level monthly payments throughout each year, with payments adjusted each January based on a Fund’s performance over the previous three years.

2 Although it is not currently contemplated that existing or future Vanguard Funds that do not operate as “managed payout funds” will seek to invest in an affiliated unregistered fund, they may do so in the future if such investments are consistent with their investment objectives and strategies.

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     Each Managed Payout Fund is a “fund of funds” that invests in other Vanguard Funds and alternative asset classes as well. Each Managed Payout Fund may allocate its assets across a wide spectrum of asset classes and investments – such as stocks, bonds, cash, inflation-linked investments, market neutral investments, commodity-linked investments, absolute return investments, and selected other investments – that are expected to add diversification and result in a more consistent return pattern than a traditional balanced portfolio of stocks, bonds, and cash.

     The Managed Payout Funds have not charged, and do not anticipate charging, shareholders any direct expenses. Instead, those expenses are borne by the underlying funds in which the Managed Payout Funds invest, consistent with a 1995 exemptive order that applies to Vanguard funds-of-funds.3 Under that order the Managed Payout Funds owe VGI the out-of-pocket, incremental costs it incurs in providing services to them. The Managed Payout Funds also bear their own direct expenses such as legal, auditing, and custodian fees. Vanguard funds-of-funds create savings for their underlying funds by aggregating investments that would otherwise be made directly, and, accordingly, the order provides that the expenses of the funds-of-funds, such as the Managed Payout Funds, may be reduced or eliminated to the extent of the underlying funds’ savings. This offset has in the past resulted, and is expected to continue to result, in all the Managed Payout Funds bearing no direct expense ratio, with the minimal cost of their operation borne by the Vanguard funds in which they invest.

     Each of the Managed Payout Funds currently offers a single class of shares. Although there are no current plans to do so, it is possible in the future that the Funds could offer additional classes of shares. However, the Funds will not offer an exchange-traded class of shares without first obtaining no-action relief or an amendment of the Order requested herein.

3 Vanguard STAR Fund, et al.,, File No. 812-9540, Investment Company Act Release Nos. 21372 (Sept. 22, 1995) (notice) and 21426 (Oct. 18, 1995) (order).

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B. The Vanguard Group, Inc.

     VGI is a Pennsylvania corporation that is currently wholly and jointly owned by 37 registered investment companies that offer, in the aggregate, more than 160 distinct investment portfolios, each of which is sponsored by VGI. This “mutual” ownership structure is unique in the mutual fund industry. VGI also sponsors other funds that have no ownership interest in VGI. (Hereafter, all VGI-sponsored portfolios are collectively referred to as the “Vanguard Funds.”) VGI is also a registered investment adviser under the Investment Advisers Act of 1940 and a registered transfer agent under the Securities Exchange Act of 1934 (the “Exchange Act”).

     VGI provides each of the Vanguard Funds, at cost, with corporate management, administrative, transfer agency, and (through Vanguard Marketing Corporation, a wholly owned subsidiary of VGI that is registered as a broker-dealer under the Exchange Act) distribution services. It also provides advisory services, at cost, to certain of the Vanguard Funds, including the Managed Payout Funds. VGI employs a supporting staff of management and administrative personnel needed to provide the requisite services, and also provides the Vanguard Funds with furnishings and equipment.

C. The Alternative Strategies Fund

     VGI has established one unregistered fund, the Alternative Strategies Fund, in which the Managed Payout Funds propose to invest.4 At this time VGI has no plans to establish any other unregistered funds that will serve as investment vehicles for the Managed Payout Funds. That said, any unregistered fund that VGI may establish in the future and that seeks to rely on the relief granted in any Order resulting from this application will comply, in all material respects, with the terms and conditions of such Order.

4 In the Managed Payout Funds’ prospectus this fund is referred to as the Absolute Return Fund.

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     The Alternative Strategies Fund is a sub-fund of an umbrella fund5 known as Vanguard Investments Select Series I, PLC, which is organized in Ireland as a limited liability Variable Capital Corporation (“VCC”), a type of Irish investment company. Because the Alternative Strategies Fund uses non-traditional strategies and instruments, it has been established as a VCC that is a Qualified Investment Fund (commonly known as a “QIF”), a type of fund available only to high net worth individuals and institutional investors. The fund will be regulated by the Irish Financial Services Regulatory Authority (the “FSR”) and will comply with Irish securities and other applicable laws.

     The Alternative Strategies Fund is expected to employ multiple strategies,6 each of which will seek to produce investment returns that have two key characteristics: (1) performance over the long term comparable to, but independent of the direction and timing of, U.S. stock returns; and (2) volatility that is similar in magnitude to the historic volatility of the U.S. stock market. To the extent that a strategy contemplated for use in the Alternative Strategies Fund is expected to exhibit lower volatility than the historic volatility of the U.S. stock market, the Alternative Strategies Fund will use leverage to adjust the volatility and expected returns of these investments to targeted levels. Some of the Alternative Strategies Fund’s strategies may be designed to capture risk premiums through investment opportunities arising from the structure, pricing, liquidity, volatility, or other features of the financial markets. The fund may employ other strategies designed to take advantage of relative value differences perceived among securities or across the financial markets.

5 An umbrella fund is the Irish equivalent of a registrant and a sub-fund is the equivalent of a fund that is a series of the registrant.

6 The number of strategies will vary over time. Currently, there are six strategies, although one is temporarily inactive. VGI likely will add strategies over time to promote diversification.

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     The Alternative Strategies Fund’s strategies may be implemented through direct or indirect investments in stocks, bonds, hybrid securities, commodities, futures contracts, currencies, and other asset classes or investments. The fund may employ leverage, derivatives, short sales, and other complex investment techniques or transactions.

     The Alternative Strategies Fund will offer and sell its securities to the Managed Payout Funds, and possibly to other U.S. persons, in private offerings under Section 3(c)(7) of the Act. Section 3(c)(7) excepts from the definition of “investment company” any fund (i) that is owned exclusively by persons who, at the time they acquire ownership, are “qualified purchasers,”7 and (ii) that is not making and does not propose to make a public offering of its securities. The Alternative Strategies Fund may simultaneously conduct offshore public or private offerings to non-U.S. persons (who may not be qualified purchasers) without using any means or instrumentality of interstate commerce in the United States.8

IV. APPLICANTS’ PROPOSAL

     Applicants propose that, in seeking to fulfill its investment objective, each Managed Payout Fund be able to obtain exposure to certain alternative asset classes by investing up to 20% of its assets in the Alternative Strategies Fund.

Exposure to absolute return strategies is an important aspect of each Managed Payout Fund’s portfolio construction, because these strategies historically have offered returns that are

7 The term “qualified purchaser” under Section 2(a)(51) includes (i) individuals and certain family companies that have $5 million or more in “investments,” as defined in regulations under the Act; (ii) certain trusts if both the trustee or other person with investment discretion and all settlers or other contributors are qualified purchasers; and (iii) other persons (e.g., a company) that own and invest on a discretionary basis not less than $25 million in “investments,” as defined in regulations under the Act.

8 An investment company may conduct a private U.S. offering simultaneously with an offshore public offering without running afoul of Sections 3(c)(1), 3(c)(7), or 7(d) of the Act, provided that it does not use U.S. jurisdictional means in connection with the offshore offering. See Goodwin, Proctor & Hoar, SEC No-Action Letter (Feb. 28, 1997); Touche, Remnant & Co., SEC No-Action Letter (Aug. 27, 1984).

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not positively correlated with the returns of stock and bond markets. Thus, while these alternative asset classes carry risks of their own and can be volatile, when combined with the Managed Payout Funds’ other investments they are expected to reduce the overall volatility and risk of the Funds.

     Applicants acknowledge that each Managed Payout Fund could, without exemptive relief, invest directly in absolute return strategies. However, Applicants represent that each Managed Payout Fund will derive significant benefits from gaining exposure to such asset classes indirectly through investment in the Alternative Strategies Fund. These benefits include protection from leverage, economies of scale, and tax advantages.

     The Alternative Strategies Fund Protects the Managed Payout Funds From Leveraged Losses.

     As noted above in Part III.C, the Alternative Strategies Fund employs multiple strategies, each of which will seek to match the historic volatility of the U.S. stock market. To the extent that a strategy is expected to exhibit lower volatility than the historic volatility of the U.S. stock market, the Alternative Strategies Fund will use leverage to adjust the volatility of the strategy to targeted levels. If a Managed Payout Fund used leverage directly, its losses on leveraged investments could exceed the amount of invested principal, exposing the Fund’s remaining assets to the risk of leveraged losses. By contrast, no matter how much leverage the Alternative Strategies Fund employs, a Managed Payout Fund can lose only the principal amount of its investment in that fund. Thus, gaining exposure to leveraged strategies indirectly, through the Alternative Strategies Fund, rather than through direct investment, limits the Managed Payout Funds’ exposure to the downside effects of leverage.

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     The Alternative Strategies Fund Creates Economies of Scale For The Managed Payout Funds.

     Investing in the Alternative Strategies Fund will create administrative efficiencies and economies of scale because each Managed Payout Fund will obtain exposure to alternative strategies through a pooled entity. If each Managed Payout Fund were forced to obtain exposure to alternative strategies directly, VGI would have to operate three separate, but essentially identical, subportfolios for each strategy; three funds pursuing six alternative strategies would mean eighteen subportfolios. Centralizing the investment management function into one fund with six subportfolios will be less costly, have the advantages of scale, and generate savings that directly benefit Managed Payout Fund shareholders.9

     Moreover, at some point in the future VGI may offer the Alternative Strategies Fund to investors other than the Managed Payout Funds. Using one global portfolio through which to concentrate the investments of VGI’s U.S. and foreign clients in these alternative, non-correlated asset classes enables such clients (including the Managed Payout Funds) to have much lower expenses than if they each invested in the same investments directly.

The Alternative Strategies Fund Reduces Tax Risk For The Managed Payout Funds.

The Alternative Strategies Fund reduces tax qualification risk to which a Managed Payout Fund would be exposed if it invested directly in certain absolute return strategies.

     Each Managed Payout Fund intends to qualify as a regulated investment company (“RIC”) within the meaning of Section 851 of the Internal Revenue Code (the “Code”). RICs receive favorable tax treatment and it would be almost impossible to successfully operate a mutual fund that is not a RIC. In order to qualify as a RIC, a fund must meet a diversification test and at least 90% of its gross income for each taxable year must be qualifying income. The

9 In the future there are likely to be more than six strategies, so the use of the Alternative Strategies Fund will result in even greater economies of scale.

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Internal Revenue Service (“IRS”) has not clarified whether, for funds that invest primarily in securities (like the Managed Payout Funds), income from certain kinds of swaps and other alternative investments that are not securities is qualifying income for purposes of Section 851 of the Code. If a Managed Payout Fund holds such instruments directly or through a U.S. pass-through vehicle such as a mutual fund or 3(c)(7) private fund, the IRS could determine that income received from such instruments is “bad income,” which would jeopardize the Fund’s status as a RIC. By contrast, it is clear under the Code that income received from an Irish VCC is qualifying income. Consequently, Applicants believe that it is imperative for the Managed Payout Funds to obtain exposure to alternative investments through offshore funds.

V. RELIEF REQUESTED

Subject to the terms and conditions set forth in this Application, Applicants request an order that provides the following relief:

     1. Pursuant to Sections 6(c) and 17(b) of the Act, an exemption from Section 17(a) to permit the Alternative Strategies Fund to sell its shares to each of the Managed Payout Funds and to redeem shares held by a Managed Payout Fund.

     2. Pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, an order to permit VGI, the Managed Payout Funds, and the Alternative Strategy Fund to participate in a joint arrangement under Rule 17d-1 (to the extent their activities constitute such a joint arrangement).

Applicants are not requesting relief from either Section 12(d)(1) or Section 7(d) of the Act.

     Section 12(d)(1), in relevant part, makes it unlawful for a registered investment company to acquire a security issued by another investment company (including an offshore fund), except

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in accordance with the limits set forth in that Section.10 Because the Alternative Strategies Fund is not an investment company for purposes of transactions in which its shares are acquired by the Managed Payout Funds, such transactions are not prohibited by Section 12(d)(1).  Consequently, Applicants do not require relief from that provision.  The Alternative Strategies Fund is not an “investment company” because it qualifies for the exception from the definition of that term provided by Section 3(c)(7) of the Act, described above in Part III.C.11  Although a 3(c)(7) fund is treated as an investment company for purposes of Section 12(d)(1) when it acquires shares of a U.S. registered investment company,12 it is not treated as an investment company when, as here, its shares are acquired by a U.S. registered investment company.13

     Section 7(d) of the Act prohibits a foreign investment company from making a public offering of its securities, directly or indirectly, in the United States. The Alternative Strategies Fund will not be making a direct public offering to U.S. investors given that U.S. investors, including the Managed Payout Funds, will be prohibited from purchasing shares of the Alternative Strategies Fund except as part of a private offering.14 Nor should the Alternative Strategies Fund be considered as making an indirect public offering to U.S. investors simply

10 Specifically, Section 12(d)(1)(A) prohibits a registered investment company from acquiring securities issued by any other investment company if, immediately after the acquisition, the acquiring company would own: (i) more than 3% of the acquired company’s total outstanding voting stock; (ii) securities issued by the acquired company with an aggregate value that exceeds 5% of the acquiring company’s total assets; or (iii) securities issued by the acquired company and all other investment companies with an aggregate value that exceeds 10% of the acquiring company’s total assets.

11 A foreign fund may make a private offer in the United States in reliance on Section 3(c)(7). Such a foreign fund is subject to Section 12(d)(1) to the same extent as a U.S. 3(c)(7) fund. See footnote 8 of Dechert LLP, SEC no-action letter (August 24, 2009), and precedent cited therein

12 See paragraph (D) of Section 3(c)(7).

13 See France Growth Fund, SEC No-Action Letter (July 15, 2003) (“Congress did not limit a registered investment company’s investment in 3(c)(7) Funds because those investments do not raise the concerns underlying Section 12(d)(1)(A).”)

14 A foreign fund may make a private offering of its shares in the United States in reliance on Section 3(c)(7). See supra footnote 8.

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because U.S. investors can purchase shares of the Managed Payout Funds and thereby obtain limited exposure to the Alternative Strategies Fund, given that (i) the investment objectives, strategies, risks, and returns of the Managed Payout Funds will be vastly different from those of the Alternative Strategies Fund, and (ii) each Managed Payout Fund’s investment in the Alternative Strategies Fund will not materially exceed 20% (see Condition #3). Just as a public fund’s investment in 144A or other restricted securities is not considered an indirect public distribution of those securities, a Managed Payout Fund’s investment in shares of the Alternative Strategies Fund similarly should not be considered an indirect public distribution of those shares. Managed Payout Funds are bona fide investments manifestly different from shares of the Alternative Strategies Fund.

VI. APPLICABLE LAW AND LEGAL ANALYSIS

A. Section 6(c)

     Section 6(c) of the Act provides that the Commission, conditionally or unconditionally, may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provisions of the Act, or any rule thereunder, if and to the extent such exemption is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act]” (the “Section 6(c) Standards”).

     While the Act provides the Commission with several grants of authority to exempt an applicant from particular provisions of the Act, Section 6(c) is a “catch-all” provision that authorizes the Commission to grant an exemption from any provision of the Act. Applicants’ request for relief from Section 7(d) is submitted pursuant to Section 6(c) because the Act provides no specific exemptive authority relative to Section 7(d). Applicants’ request for relief

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from Section 17(a) is submitted pursuant to Section 6(c), as well as the more specific exemptive authority provided by Section 17(b), because past applications have suggested the possibility that Section 17(b) may authorize the Commission to exempt from Section 17(a) only a one-time transaction, and that relief for a series of ongoing transactions, such as the ongoing purchase and redemption of Offshore Fund shares by the Managed Payout Funds, requires an exemption under Section 6(c) as well.15

B. Sections 17(a) and 17(b)

     Sections 17(a)(1) and 17(a)(2) of the Act provide that it is unlawful for any affiliated person16 of a registered investment company (a “first tier affiliate”), or an affiliated person of such person (a “second tier affiliate”), acting as principal, knowingly to sell any security to, or purchase any security from, such investment company. Section 17(a) of the Act was enacted to prevent affiliated persons from “overreaching,” i.e., taking advantage of, a fund by limiting the ability of such persons to transact with the fund.

     Section 17(b) of the Act provides that the Commission, upon application, shall grant an order exempting a proposed transaction from the provisions of Section 17(a) if evidence establishes that: (i) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policy of each registered investment company concerned; and (iii) the proposed transaction is consistent with the general purposes of the Act (collectively, the “Section 17(b) Standards”).

15 See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

16 Section 2(a)(3) of the Act defines an “affiliated person” of a fund to include: (A) any person owning 5% or more of the fund’s voting securities; (b) any person whose voting securities are owned 5% or more by the fund; (C) any person directly or indirectly controlling, controlled by, or under common control with the fund; (D) any of the fund’s officers, directors, or employees; (E) the fund’s investment adviser.

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     The Alternative Strategies Fund and the Managed Payout Funds may be first or second tier affiliates of one another and therefore purchase and sale transactions between them would be prohibited by Section 17(a). They will be first tier affiliates of one another if, as expected, the Managed Payout Funds own 5% or more of the shares of the Alternative Strategies Fund. They may be second tier affiliates through their common affiliation with VGI, which is the adviser to the Alternative Strategies Fund, and which shares an overlapping board with the Managed Payout Funds.

     Applicants aver that the proposed transactions – whereby the Offshore Funds will sell shares to each of the Managed Payout Funds and repurchase those shares when tendered for redemption – meet the Section 17(b) Standards and Section 6(c) Standards and therefore are entitled to an exemption from Section 17(a).

     The terms of the proposed transactions are reasonable and fair and do not involve overreaching.

     The Applicants submit that, as evidenced by Section 12(d)(1)(G) of the Act,17 Congress is not concerned about the abuses that Section 17(a) was designed to prevent when a registered open-end investment company acquires shares of other registered open-end investment companies that are part of the same “group of investment companies.”18 While such transactions would seem to violate Section 17(a) of the Act, they are nonetheless permitted by Section 12(d)(1)(G) when certain conditions are met. The Managed Payout Funds’ acquisition of Alternative Strategies Fund shares meets all of those conditions; unfortunately, the Alternative

17 Section 12(d)(1)(G)(i) permits a registered open-end fund (like a Managed Payout Fund) to acquire an unlimited number of shares of other registered open-end funds that are part of the same “group of investment companies,” subject to certain conditions.

18 Section 12(d)(1)(G)(ii) defines a “group of investment companies” to mean two or more registered investment companies that hold themselves out to investors as related companies. The Alternative Strategies Fund and the Managed Payout Funds are part of the same group of investment companies. See MassMutual Institutional Funds, SEC No-Action Letter (Oct. 19, 1988) (holding that a fund-of-funds and its underlying funds are part of the same group of investment companies if they are advised by the same or affiliated advisers and the fund-of-funds discloses this fact in its prospectus).

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Strategies Fund will not be a registered open-end investment company and therefore can not rely on Section 12(d)(1)(G). Notwithstanding this fact, the Alternative Strategies Fund will operate in many respects just like a registered open-end investment company, providing many of the same protections from abuse. As a result, Applicants submit that an investment by a Managed Payout Fund in the Alternative Strategies Fund is essentially no different from the types of transactions currently permitted by Section 12(d)(1)(G) of the Act and should not be prohibited by Section 17(a) of the Act.

     As noted above, the Alternative Strategies Fund will be subject to many of the same safeguards that the Act imposes on registered open-end management investment companies. In particular:

  The Alternative Strategies Fund will issue shares of capital stock or other equity interests that meet the definition of “redeemable security” set forth in Section 2(a)(32) of the Act. (Condition 4)

  The Alternative Strategies Fund will comply with Rule 22c-1 under the Act. Accordingly, purchase and redemption of an the Alternative Strategies Fund’s shares will be conducted at net asset value next calculated after receipt of an order on each day that the fund is open for business. (Condition 5)

  The Alternative Strategies Fund will calculate its “current net asset value” in accordance with Rule 2a-4 under the Act. (Condition 5)

  The Alternative Strategies Fund will comply with Sections 17(a), 17(d), 17(e) and 22(e) of the Act as if it were a registered investment company. (Condition 9)

These conditions help ensure that the Alternative Strategies Fund will operate like a registered open-end investment company. Moreover, the Alternative Strategies Fund will comply with all applicable provisions of Irish investment law, which regulates investment companies and their

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service providers, thereby providing additional investor protections. Accordingly, the Alternative Strategies Fund should be treated as if it were a registered open-end investment company for purposes of Section 12(d)(1)(G). If the Alternative Strategies Fund is so treated, the Managed Payout Funds would be permitted to invest in it in reliance on Section 12(d)(1)(G), notwithstanding Section 17(a), in accordance with Congressional intent.

     Applicants have included other conditions in this Application that help ensure that the terms of the proposed transactions (i.e., purchase and redemption by a Managed Payout Fund of shares of the Alternative Strategies Fund) are reasonable and fair, do not involve overreaching by any party, do not involve layering of fees, and provide no means for any insiders or affiliates to enrich themselves:

  The Alternative Strategies Fund will be managed by VGI on an at-cost basis with respect to all amounts invested by the Managed Payout Funds. (Condition 6) Accordingly, neither VGI nor any related entity will be enriched when the Managed Payout Funds invest in the Alternative Strategies Fund.

  The Alternative Strategies Fund will not charge the Managed Payout Funds a “performance fee” based upon a percentage of the Alternative Strategies Fund’s capital gains and capital appreciation. (Condition 6) Accordingly, the adviser to the Alternative Strategies Fund will have no incentive to take undue risks with the money contributed by the Managed Payout Funds.

  The shares of the Alternative Strategies Fund sold to and redeemed from the Managed Payout Funds will not be subject to a sales load, redemption fee, distribution fee under a plan adopted in accordance with Rule 12b-1 under the Act, or service fee (as defined in Rule 2830(b)(9) of the Conduct Rules of the Financial

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      Industry Regulatory Authority (“FINRA”)). (Condition 8) Accordingly, there will be no unnecessary layering of fees.

     The terms of the proposed transactions are consistent with the policy of each registered investment company concerned.

     The prospectus of the Managed Payout Funds clearly discloses that the Funds may invest in alternative asset classes, including absolute return strategies. These alternative asset classes will help the Managed Payout Funds achieve their objective of making monthly distributions of cash while providing capital preservation and/or inflation protection over the long term. Indeed, the addition of these alternative asset classes should serve to reduce the overall risk of the Managed Payout Funds because these asset classes are expected to be non-correlated with the asset classes in which the Funds currently invest. Investment by a Managed Payout Fund in shares of the Alternative Strategies Fund must be made in accordance with the Managed Payout Fund’s investment restrictions and consistent with the Fund’s investment policies as set forth in its prospectus and statement of additional information. See Condition 1.

     The terms of the proposed transactions are consistent with the general purposes of the Act.

     The investment by a Managed Payout Fund in the Alternative Strategies Fund is consistent with the general purposes of the Act, which purposes include, among others, the assurance that investment companies are operated in the interests of shareholders and not in the interests of investment advisers and other affiliated persons.19 As discussed above, the investment by the Managed Payout Funds in the Alternative Strategies Fund will not entail overreaching or self-dealing on the part of any of the funds or any first- or second-tier affiliates of any of the funds.

19 See Section 1(b)(2) of the Act.

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     The exemption requested is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

     Applicants believe that the exemption requested from Section 17(a) is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act for the reasons already discussed. Applicants believe that the exemption requested is necessary and appropriate in the public interest because it will confer three important benefits on the Managed Payout Funds and their shareholders, as detailed more fully in Part III above. First, it allows a Managed Payout Fund to diversify its portfolio and obtain exposure to non-correlated, but in some cases leveraged, strategies while at the same time limiting the risk of loss that might result from the use of leverage. Second, it creates administrative efficiencies and economies of scale in the execution of the absolute return strategies, resulting in cost savings that will benefit shareholders of the Managed Payout Funds. Finally, it alleviates the significant RIC-qualification risk to which the Managed Payout Funds would be exposed by investing in non-securities directly or through U.S.-based pass-through entities.

* * * * * * *

     For all of the reasons discussed above, Applicants respectfully submit that the transactions proposed in this Application satisfy the Section 17(b) Standards and the Section 6(c) Standards.

     Applicants note that the Commission previously has granted exemptive relief from Section 17(a) (and also from Section 17(d) and Rule 17d-1) to permit a registered open-end investment company to invest in an affiliated offshore Section 3(c)(7) fund. In Nicholas-Applegate Capital Management,20 the Commission granted an exemption that enabled three U.S.

20 Nicholas-Applegate Capital Management, et al., File No. 812-12648, Investment Company Act Rel. Nos. 25876 (Dec. 23, 2002) (notice) and 25906 (Jan. 21, 2003) (order).

Page 20 of 31 sequentially numbered pages (including exhibits)

mutual funds to invest in an affiliated 3(c)(7) fund organized in the Republic of Mauritius that invested in Indian securities. The U.S. funds’ reasons for investing in Indian securities indirectly through the Mauritius fund, rather than directly, were similar to the reasons the Managed Payout Funds seek to invest in alternative strategies indirectly, viz., tax benefits and limiting potential liability. More specifically, Nicholas-Applegate’s three U.S. funds sought to invest through the Mauritius fund to qualify for the favorable tax treatment afforded by the Mauritius-India double taxation avoidance treaty and to benefit from the protections of a limited liability vehicle given the uncertain legal status of such investments under Indian law.

C. Section 17(d) and Rule 17d-1

Section 17(d) of the Act provides in pertinent part that:

It shall be unlawful for an affiliated person of . . . a registered investment company . . . or any affiliated person of such a person . . . acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person . . . or affiliated person, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant.

Rule 17d-1 under the Act provides in pertinent part that:

(a) No affiliated person of . . . any registered investment company . . . and no affiliated person of such a person . . ., acting as principal, shall participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company, or a company controlled by such registered company, is a participant, . . . unless an application regarding such joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order

(b) In passing upon such applications, the Commission will consider whether the participation of such registered or controlled company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the act, and the extent to which such participation is on a basis different from or less advantageous than that of other participants. (hereinafter, the “Rule 17d-1 Standards”)

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(c) “Joint enterprise or other joint arrangement or profit-sharing plan” as used in this [rule] shall mean any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company or a controlled company thereof and any affiliated person of . . . such registered investment company, or any affiliated person of such a person . . . have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking . . . .

     VGI (by establishing and operating the Alternative Strategies Fund as a vehicle for the collective investment of a portion of each Managed Payout Fund’s assets and by causing the Managed Payout Funds to invest in the Alternative Strategies Fund ), the Managed Payout Funds (by purchasing shares of the Alternative Strategies Fund), and the Alternative Strategies Fund (by selling its shares to, and redeeming its shares from, the Managed Payout Funds) could be deemed to be participants in a joint enterprise or other joint arrangement (hereafter, “joint arrangement”) within the meaning of Section 17(d) of the Act and Rule 17d-1 thereunder.21

     The purpose of Section 17(d) is to prevent abuses arising from the conflicts of interest inherent in joint arrangements between investment companies and their affiliates by restricting such arrangements and ensuring that in a joint arrangement an investment company will be treated fairly or will be clearly advantaged by the transaction.22

     Applicants submit that the proposed investment by the Managed Payout Funds in the Alternative Strategies Fund, including the terms by which the Alternative Strategies Fund will

21 A strong argument could be made that 17d-1 relief is not required here, just as it is not required in any other situation where a fund manager causes one of its sponsored funds to invest in another of its sponsored funds. In this regard, Applicants note that each Managed Payout Fund will be managed separately and without regard to any investment decisions or potential investment decisions by the other Managed Payout Funds. However, for purposes of this Application we assume, without conceding, that a joint arrangement is present requiring relief under Rule 17d-1.

22 See Investment Company Act of 1940; Hearings on S. 3580 Before a Subcomm. Of the Senate Comm. on Banking & Currency, 76th Cong., 3d Sess. pt. 1, at 252-62 (1940) (statement of David Schenker, Chief Counsel, Securities and Exchange Commission). See also id. at 37 (Robert Healy, Commissioner, Securities and Exchange Commission, discussing insider abuse in the investment company industry).

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operate, satisfies the Rule 17d-1 Standards. Those standards come in two parts. The first part requires the Commission to consider whether the participation of the registered investment companies (here, the Managed Payout Funds) in the joint arrangement is consistent with the provisions, policies and purposes of the Act. For the reasons discussed in Part VI.B above, Applicants believe that the proposed arrangement, whereby the Managed Payout Funds will purchase and redeem shares of the Alternative Strategies Fund, is fully consistent with the provisions, policies and purposes of the Act.

     The second part of the Rule 17d-1 Standards requires the Commission to consider the extent to which the registered investment company’s participation in the joint arrangement is on a basis different from or less advantageous than that of other participants. The Managed Payout Funds will purchase and redeem shares of the Alternative Strategies Fund on terms identical to, or better than, the terms offered to other, unaffiliated, investors in those funds.23 Transactions involving VGI and the Alternative Strategies Fund on the one hand and unaffiliated investors on the other are arm’s-length and without conflicts of interest, and should be presumed to be fair and reasonable. Since the Managed Payout Funds will participate in the joint arrangement (to the extent one exists at all) on terms that are identical to or better than the terms offered to unaffiliated investors, the Managed Payout Funds’ participation in the joint arrangement is not on a disadvantageous basis and therefore meets the second part of the Rule 17d-1 Standards.

     Applicants note that the Commission previously has granted exemptive relief from Section 17(d) and Rule 17d-1 (and also from Section 17(a)) authorizing a registered open-end investment company to invest in an affiliated Section 3(c)(7) fund.24

23 The Managed Payout Funds may pay lower management fees than other investors in the Alternative Strategies Fund, consistent with Irish law, as a result of Vanguard’s commitment that the Alternative Strategies Fund will be operated at cost with respect to the Managed Payout Funds.

24 See Nicholas-Applegate Capital Management, supra note 20 and accompanying text.

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VII. CONDITIONS

     Applicants agree that the Order of the Commission requested in this Application shall be subject to the following conditions:25

     1. Investment by a Managed Payout Fund in shares of the Alternative Strategies Fund will be in accordance with the Managed Payout Fund’s investment restrictions and will be consistent with the Managed Payout Fund’s investment policies as set forth in its prospectus and statement of additional information.

     2. The Alternative Strategies Fund will conduct offerings of its securities in the United States or to U.S. persons in accordance with the provisions of Section 3(c)(7) of the Act.

     3. A Managed Payout Fund will not purchase additional shares of the Alternative Strategies Fund at any time when more than 20% of its assets are invested in the Alternative Strategies Fund. If changes in a Managed Payout Fund’s portfolio or other external events cause the Fund’s investment in the Alternative Strategies Fund to exceed 20%, the Managed Payout Fund must take steps to bring the investment back within the prescribed limitations as soon as reasonably practicable. This requirement, however, generally would not force the Managed Payout Fund to redeem or liquidate any portion of its investment in the Alternative Strategies Fund if the Managed Payout Fund would suffer a loss as a result of such redemption or liquidation.

     4. The Alternative Strategies Fund will issue shares of capital stock or other equity interests that meet the definition of “redeemable security” set forth in Section 2(a)(32) of the Act as such term has been interpreted in published guidance issued by the Commission and/or its

25 With respect to any condition that relates to the Alternative Strategies Fund, VGI, as manager of the fund, will ensure that the fund complies with the relevant condition.

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Staff. The portfolio manager of the Alternative Strategies Fund will manage the fund so that it has sufficient liquidity to satisfy this redemption feature.

     5. The Alternative Strategies Fund will comply with rule 22c-1 under the Act to the same extent required of a registered open-end investment company and, in that connection, will apply the definition of “current net asset value” set forth in Rule 2a-4 under the Act, in each case as interpreted in published guidance issued by the Commission and/or its Staff.

     6. The Alternative Strategies Fund will be managed by VGI on an at-cost basis with respect to all amounts invested by the Managed Payout Funds. The Alternative Strategies Fund will not charge any Managed Payout Fund a “performance fee” based upon a percentage of the Alternative Strategies Fund’s capital gains and capital appreciation.

     7. Each Managed Payout Fund that invests in the Alternative Strategies Fund will include in each annual and semi-annual report to shareholders supplemental information consisting of detail for 100% of the portfolio holdings of the Alternative Strategies Fund; provided, however, that an amount of the portfolio holdings of the Alternative Strategies Fund not exceeding the greater of 5% of the value of the total investments of the Managed Payout Fund or 25% of the net asset value of the Alternative Strategies Fund (the “summarized portion”) may be listed in one amount as “Miscellaneous Investments” or similarly summarized, provided the investments so listed are not restricted, have been held for not more than one year prior to the date of the related balance sheet of the Alternative Strategies Fund, and have not previously been reported by name to the shareholders of the Managed Payout Fund or to any exchange, set forth in any registration statement, application, annual report or filing with the Commission, or otherwise made available to the public. Each Managed Payout Fund that invests in the Alternative Strategies Fund will include detail for 100% of the portfolio holdings of the Alternative Strategies Fund as extracted from the audited financial statements of the Offshore

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Fund within the related filings by the Managed Payout Fund on Form N-Q, with an allowance for the same summarized portion described above.

     8. The shares of the Alternative Strategies Fund sold to and redeemed from the Managed Payout Funds will not be subject to a sales load, redemption fee, distribution fee under a plan adopted in accordance with Rule 12b-1, or service fee (as defined in Rule 2830(b)(9) of FINRA’s Conduct Rules) or, if such shares are subject to any such fees in the future, VGI will waive its advisory fee for each Managed Payout Fund in an amount that offsets the amount of such fees incurred by the Managed Payout Fund.

     9. The Alternative Strategies Fund will comply with Sections 17(a), (d), (e), and 22(e) of the Act as if the Offshore Fund were a registered investment company, adopt procedures designed to ensure that it complies with such sections, periodically review and update those procedures, and maintain books and records describing those procedures.

     10. The Alternative Strategies Fund will maintain the records that must be maintained by a registered investment company in compliance with Rules 31a-1(b)(1), 31a-1(b)(2)(ii), 31a-1(b)(2)(iv), and 31a-1(b)(9) under the Act.

     11. The Alternative Strategies Fund will preserve permanently, the first two years in an easily accessible place, all books and records required to be made under conditions9 and 10 above, and make those records available for examination on request by the Commission or its Staff.

     12. Each Managed Payout Fund will incorporate to the extent required its investment in the Alternative Strategies Fund in complying with the requirement in Form N-1A to disclose “Acquired Fund Fees and Expenses” in the Managed Payout Fund’s prospectus fee table.

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     13. Each Offshore Fund will not own securities issued by other investment companies, other than securities issued by money market funds to the extent permitted by Rule 12d1-1 under the Act.

     14. Each Managed Payout Fund will not make any “in kind” distributions to its shareholders of the Offshore Fund shares.

[remainder of page intentionally left blank]

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IX. PROCEDURAL MATTERS

     Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is as indicated on the first page of this Application. The Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.

     The Verifications required by Rule 0-2(d) under the Act are included in this Application as Exhibit A-1. The Authorizations required by Rule 0-2(c) under the Act are included in this Application as Exhibits A-2 and A-3. A draft notice of application is included as Exhibit B to this Application.

The Applicants have caused this Application to be duly
signed on their behalf on the 22nd day of January, 2010.

VANGUARD VALLEY FORGE FUNDS

By: /s/ Heidi Stam
Heidi Stam, Secretary

THE VANGUARD GROUP, INC.

By: /s/ Heidi Stam
Heidi Stam, Managing Director,
General Counsel, and Secretary

Page 28 of 31 sequentially numbered pages (including exhibits)

Exhibit A-1

VERIFICATION

STATE OF PENNSYLVANIA	)
) ss.
COUNTY OF CHESTER	)

     The undersigned, being duly sworn, deposes and says that she has duly executed the attached Application, to be submitted on January 21, 2010, for and on behalf of Vanguard Valley Forge Funds (the “Trust”) and The Vanguard Group, Inc. ("VGI"); that she is the Secretary of the Trust, and a Managing Director and the General Counsel and Secretary of VGI; and that all actions by stockholders, trustees, directors, and other bodies necessary to authorize deponent to execute and file such instruments have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Heidi Stam
Heidi Stam

Subscribed and sworn to before me,
a Notary Public, this 22nd day of
January, 2010

/s/ Linda M Graham
Linda M Graham
Notary Public

My Commission Expires:	June 17, 2010

Page 29 of 31 sequentially numbered pages (including exhibits)

Exhibit A-2

AUTHORIZATION FOR
VANGUARD VALLEY FORGE FUNDS

     Pursuant to the Agreement and Declaration of Trust of Vanguard Valley Forge Funds (the “Trust”), the business of the Trust shall be managed by its Board of Trustees. The Board of Trustees of the Trust, at a meeting held on March 27-28, 2008, authorized and directed appropriate personnel to execute and file this amended and restated application. The resolutions of the Board to this effect, which remain in full force and effect as of the date noted below, are as follows:

RESOLVED, that the Board hereby authorizes Vanguard management to file an application for an exemptive order from the SEC to permit Vanguard Managed Payout Funds to invest in a private Vanguard fund; and

FURTHER RESOLVED, that any one or more of the officers of the Funds be, and each of them hereby is, authorized, empowered, and directed, in the name and on behalf of the Funds, to (1) make, enter into, execute, deliver, file, and record any and all other or future contracts, agreements, consents, and other documents and instruments, and (2) take any and all other actions as any officer or officers may determine in his or their sole discretion to be necessary or advisable to carry out the terms, provisions, purposes, or intent of the foregoing resolutions and the transactions contemplated thereby, the taking of any such action to constitute conclusive evidence of the exercise of such discretionary authority.

Attested:

By: /s/ Heidi Stam
Heidi Stam, Secretary

Date: January 22, 2010

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Exhibit A-3

AUTHORIZATION FOR
THE VANGUARD GROUP, INC.

     Pursuant to the By-Laws of The Vanguard Group, Inc. (“VGI”), the business of VGI shall be managed by its Board of Directors. The Board of VGI, at a meeting held on March 27-28, 2008, authorized and directed appropriate personnel to execute and file this amended and restated application. The resolutions of the Board to this effect, which remain in full force and effect as of the date noted below, are as follows:

RESOLVED, that the Board hereby authorizes Vanguard management to file an application for an exemptive order from the SEC to permit Vanguard Managed Payout Funds to invest in a private Vanguard fund; and

FURTHER RESOLVED, that any one or more of the officers of the Funds be, and each of them hereby is, authorized, empowered, and directed, in the name and on behalf of the Fund, to (1) make, enter into, execute, deliver, file, and record any and all other or future contracts, agreements, consents, and other documents and instruments, and (2) take any and all other actions as any officer or officers may determine in his or their sole discretion to be necessary or advisable to carry out the terms, provisions, purposes, or intent of the foregoing resolutions and the transactions contemplated thereby, the taking of any such action to constitute conclusive evidence of the exercise of such discretionary authority.

Attested:

By: /s/ Heidi Stam
Heidi Stam, Secretary

Date: January 22, 2010

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